SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENT THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.     )*

Across America Financial Services, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00501N 10 3

(CUSIP Number)

David N. Allen, Secretary

University License Equity Holdings, Inc.

4740 Walnut St., Suite 100

Campus Box 588

Boulder, CO 80309

(303) 735-1688

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following Pages)

CUSIP No. 00501N 10 3

1	Names of Reporting Persons University License Equity Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds 00

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,427,834

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 1,427,834

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,427,834

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.01%

14	Type of Reporting Person CO

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Across America Financial Services, Inc., a Colorado corporation, which has its principal executive offices at 5350 South Roslyn, Suite 400, Greenwood Village, Colorado 80111(the “Issuer”).  This statement is being filed in accordance with Rule 101(a)(1)(iii) of Regulation S-T promulgated by the Securities and Exchange Commission in connection with the Commission’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”).

Item 2.	Identity and Background.

The information set forth herein is given with respect to University License Equity Holdings, Inc., a Colorado non-profit corporation (the “Reporting Person”). The Reporting Person’s principal office is located at 4740 Walnut St., Suite 100, Campus Box 588, Boulder, CO 80309. The Reporting Person is a control affiliate of the Regents of the University of Colorado (“CU”). The Reporting Person is a holding company for securities issued in exchange for technology licensed to the issuer of such securities by CU. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, during the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 31, 2009 the Issuer completed the acquisition of Apro Bio Pharmaceutical Corporation (“Apro”), pursuant to the terms of the Agreement of Merger and Plan of Reorganization, as amended (the “Merger Agreement”), among the Issuer, Apro and Across America Acquisition Corp., a wholly-owned subsidiary of the Issuer (“AAAC”).  Under the terms of the Merger Agreement, AAAC was merged with and into Apro, and Apro became a wholly-owned subsidiary of the Issuer (the “Merger”). Pursuant to the terms of the Merger Agreement, the shareholders of Apro were issued a total of 18,210,295 shares of Common Stock in exchange for Apro capital stock in connection with the Merger.  The Reporting Person was previously issued 728,895 shares of common stock of Apro in exchange for the license of certain technologies to Apro by CU, which were exchanged for 728,895 shares of Common Stock in connection with the Merger. An additional 698,939 shares of Common Stock were issued to the Reporting Person upon consummation of the Merger pursuant to the licensing of additional technology to Apro by CU. Additionally, pursuant to a Subscription Agreement between Apro and the Reporting Person dated May 15, 2006, as amended by an Amendment to Subscription Agreement between the parties dated March 17, 2009 (the “Subscription Agreement”), the Reporting Person has agreed to enter into certain lock-up and leak-out conditions, upon request of the Issuer, as follows: (i) the Reporting Person will not, without the prior consent of the Issuer, sell any of its shares of Common Stock in any public trading market during a period not to exceed one year following the date of the Merger Agreement (the “Lock-Up Period”), and (ii) thereafter, the Reporting Person will limit its sales of shares of Common Stock in any public trading market to an amount that is not more than 1/24 of its total holdings during each calendar month occurring during a period of not more than two years following the expiration of the Lock-Up Period.

The description of each of the Merger Agreement and the Subscription Agreement is qualified in its entirety by the provisions of each such agreement attached to this statement as an exhibit.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock pursuant to the consummation of the Merger Agreement described more fully in Item 3 above.

Consummation of the Merger Agreement resulted in a change in control of the Issuer more fully described in the Issuer’s Current Report on Form 8-K dated March 31, 2009, as filed with the Commission on April 6, 2009.

The shares of Common Stock were acquired by the Reporting Person for investment. The Reporting Person reserves the right to acquire additional securities of the Issuer, either in open market purchases or in private transactions.

The Reporting Person has no plans and the Reporting Person does not plan to propose any action which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) other than the Merger Agreement described more fully in Item 3 above, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposal to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

The description of the Merger Agreement is qualified in its entirety by the provisions of such agreement attached to this statement as an exhibit.

Item 5.	Interest in Securities of the Issuer.
(a) The Reporting Person is the beneficial owner of 1,427,834 shares of Common Stock, all of which are held directly by it, which represents 6.01% of the Common Stock issued and outstanding.

(b)  The Reporting Person holds sole voting and investment power over the 1,427,834 shares Common Stock held by it.

(c)  The only transaction in the Issuer’s securities in which the Reporting Person was directly involved during the last 60 days is the consummation of the Merger on March 31, 2009 and the issuance by the Issuer to the Reporting Person of 698,939 shares of Common Stock pursuant to the licensing of additional technology to Apro by CU upon the closing of the Merger as described more fully in Item 3 above.

The description of the Merger Agreement is qualified in its entirety by the provisions of such agreement attached to this statement as an exhibit.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As more fully described in Item 3 above, the shares of Common Stock were acquired by the Reporting Person in connection with the closing of the Merger, which resulted in a material acquisition by, and a change in control of the Issuer. Other than the Merger Agreement and the Subscription Agreement, the Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The description of the Merger Agreement is qualified in its entirety by the provisions of such agreement attached to this statement as an exhibit.

CU also entered into an Exclusive License Agreement with Apro dated May 15, 2006, a Sponsored Research Agreement with Apro dated May 15, 2006, a Services Agreement between with Apro dated June 18, 2007, an Exclusive License Agreement with Apro (when Apro was known as MaxCure Pharmaceuticals, Inc.) dated March 31, 2008, and an Exclusive License Agreement with Apro dated November 12, 2008, the descriptions of each of which is qualified in its entirety by the provisions of such agreement attached to this statement as an exhibit.

Item 7.	Material to be Filed as Exhibits.

1.  Agreement of Merger and Plan of Reorganization dated November 17, 2008, as amended. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K dated as of and as filed with the Commission on November 21, 2008, as amended by the Agreement to Amend and

Extend Agreement of Merger and Plan of Reorganization filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K dated as of and as filed with the Commission on February 18, 2009, as amended by the Second Agreement to Amend and Extend Agreement of Merger and Plan of Reorganization filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K dated as of March 12, 2009, and as filed with the Commission on March 13, 2009, as amended by the Third Agreement to Amend and Extend Agreement of Merger and Plan of Reorganization filed as Exhibit 2.4 to the Issuer’s Current Report on Form 8-K dated March 31, 2009 as filed with the Commission on April 6, 2009)

2.  That certain Subscription Agreement between Apro and the Reporting Person dated May 15, 2006, as amended by an Amendment to Subscription Agreement between the parties dated March 17, 2009. (Incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K dated March 31, 2009 as filed with the Commission on April 6, 2009)

3. That certain Exclusive License Agreement between CU and Apro dated May 15, 2006. (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K dated March 31, 2009 as filed with the Commission on April 6, 2009)

4. That certain Sponsored Research Agreement between CU and Apro dated May 15, 2006. (Incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K dated March 31, 2009 as filed with the Commission on April 6, 2009)

5. That certain Services Agreement between CU and Apro dated June 18, 2007. (Incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K dated March 31, 2009 as filed with the Commission on April 6, 2009)

6. That certain Exclusive License Agreement between CU and Apro (when Apro was known as MaxCure Pharmaceuticals, Inc.) dated March 31, 2008. (Incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K dated March 31, 2009 as filed with the Commission on April 6, 2009)

7. That certain Exclusive License Agreement between CU and Apro dated November 12, 2008. (Incorporated by reference from Exhibit 10.9 to the Issuer’s Current Report on Form 8-K dated March 31, 2009 as filed with the Commission on April 6, 2009)

*  *  *  *  *

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2009

UNIVERSITY LICENSE EQUITY HOLDINGS, INC.

/s/ David N. Allen
David N. Allen, Secretary